January 16, 2025

Jonathan Cross
Chairman
Shefford & Companies, Inc.
1852 Banking Street Suite 29551
Greensboro, North Carolina 27408

        Re: Shefford & Companies, Inc.
            Registration Statement on Form 10-12G
            Filed October 12, 2023
            File No. 000-56601
Dear Jonathan Cross:

        We issued comments to you on the above captioned filing on November 8, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 31, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

        You may contact Katharine Garrett at 202-551-2332 or Ben Phippen at 202-551-3697
if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance